Exhibit 11.2

CPI Corp.
Computation of Per Common Share Earnings (Loss) - Basic
(Unaudited)

	12 Weeks Ended
thousands, except share and per share data	April 29, 2006	April 30, 2005

Basic:
Net earnings (loss) applicable to common shares	$1,844	$(2,058)

Shares:
Weighted average number of common and
common equivalent shares outstanding	16,981,047	18,449,151
Less: Treasury stock - weigted average	(10,616,198)	(10,639,543)

Weighted average number of common and common
equivalent shares outstanding	6,364,849	7,809,608

Net earnings (loss) per common and common equivalent shares	$0.29	$(0.26)